

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06037947

May 23, 2006



RECD S.E.C.
MAY 3 0 2006
1088

John Kraus
Vice President – Corporate Governance, Compliance and Ethics
H. J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/23/2006

Re: H. J. Heinz Company
Incoming letter dated April 5, 2006

Dear Mr. Kraus:

This is in response to your letter dated April 5, 2006 concerning the shareholder proposal submitted to H. J. Heinz by the Domestic and Foreign Missionary Society of the Protestant Episcopal Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
Domestic and Foreign Missionary Society of the Protestant Episcopal Church
815 Second Avenue
New York, New York 10017-4503



WORLD HEADQUARTERS

600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

John Kraus
Vice President - Corporate Governance,
Compliance and Ethics

April 5, 2006

VIA UPS OVERNIGHT
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: H. J. Heinz Company – Shareholder Proposal Submitted by The Episcopal Church

Ladies and Gentlemen:

H. J. Heinz Company (the "Company") respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder resolution and statement in support (together, the "Proposal") received from The Episcopal Church (the "Proponent"). The Proposal and accompanying correspondence from the Proponent are attached hereto as Exhibit A. References herein to "Rules" refer to rules promulgated under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter with attachments. Additionally, pursuant to Rule 14a-8(j), a copy of this letter and its attachments are being mailed simultaneously to the Proponent, informing it of the Company's intention to omit the Proposal from the 2006 Proxy Materials.

The Company respectfully requests that the Staff concur in our view that the Proposal may be omitted under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent did not provide proof of the requisite share ownership in response to the Company's request for such information.

Mailing Address: H.J. Heinz Company, P.O. Box 57, Pittsburgh, Pennsylvania 15230-0057
Telephone: 412 456 6063 / FAX: 412 442 3160

BACKGROUND

The Proposal reads, in pertinent part:

COMPETITIVE PAY

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and
- In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant date present value of stock options, the grant date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

The Company received the Proposal and accompanying correspondence via facsimile on March 2, 2006. In its correspondence, the Proponent asserted that it was a shareholder but it omitted evidence demonstrating that it satisfied Rule 14a-8(b). See Exhibit A. Moreover, the Proponent does not appear in the records of the Company's transfer agent as a shareowner of record. Accordingly, in a letter sent to the Proponent on March 15, 2006 via overnight courier, the Company informed the Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent's response had to be provided within 14 days of its receipt of the Company's letter. A copy of the Company's letter to the Proponent is attached hereto as Exhibit B. In addition, the Company enclosed with this letter a copy of Rule 14a-8, which sets forth the manner in which the Proponent could demonstrate its eligibility. The Company received confirmation from the courier company that its letter was delivered to the Proponent on March 16, 2006, within the 14 days provided by Rule 14a-8(f)(1). A copy of the delivery confirmation from the courier company is attached hereto as Exhibit C.

ANALYSIS

Under Rule 14a-8(f)(1), a company may exclude a shareowner proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that "in order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." The Company believes it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not prove its eligibility to submit the Proposal under Rule 14a-8(b).

The Company satisfied its notification obligations under Rule 14a-8(f) in its March 15 letter to the Proponent. Further, the Company's notice satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states, in pertinent part, that the proponent must prove its eligibility by submitting either:

- A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareowner proponent submitted the proposal, the shareowner proponent continuously held the securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareowner proponent's ownership of shares as of or before the date on which the one-year eligibility period began and the shareowner proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit B, the Company's March 15 letter contained this language, providing the Proponent with appropriate notice regarding the required ownership information and the manner in which the Proponent had to comply with Rule 14a-8(b). Moreover, as recommended in SLB 14B, the Company included a copy of Rule 14a-8 with its March 15 letter.

On numerous occasions, the Staff has concurred with a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of its eligibility pursuant to Rules 14a-8(b) and 14a-8(f)(1). For example, in Nabors Industries Ltd., (avail. Mar. 8, 2005), the Staff concurred in the omission of a proposal submitted by the Proponent when it was timely notified of Rule 14a-8's eligibility requirements and it failed to timely provide proof of its eligibility. *See also Wells Fargo & Company* (avail. Jan. 18, 2005), *General Electric Company* (avail. Dec. 27, 2004); *Intel Corporation* (avail. Jan. 29, 2004); *Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001). Similarly, given that the Company timely notified the Proponent of Rule 14a-8(b)'s eligibility requirements and the Proponent failed to provide proof of its eligibility within 14 days, we believe that the Company may exclude the Proposal under Rules 14a-8(b) and 14a-8(f)(1).

CONCLUSION

It is the Company's position that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent did not timely provide the requisite proof of continuous share ownership in response to the Company's request for such information. Accordingly, we respectfully request the Staff's concurrence that the Proposal may be omitted from the Company's 2006 Proxy Materials.

Should you disagree with the conclusions set forth in this letter, the Company requests the opportunity to confer with the Staff prior to the issuance of the Staff's response.

I am available to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (412) 456-6063 if I can be of further assistance in this matter.

Very truly yours,



John L. Kraus
Vice President – Corporate Governance,
Compliance and Ethics

cc: The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

30571-2
SEC-00034
04/05/2006

EXHIBIT A



THE EPISCOPAL CHURCH

VIA FEDERAL EXPRESS

March 2, 2006

William R. Johnson
Chairman, President, and Chief Executive Officer
HJ Heinz Co.
600 Grant Street
Pittsburgh, PA 15219

Dear Mr. Johnson:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church ("Episcopal Church") in the United States of America is the beneficial owner of 100 shares of HJ Heinz common stock (held for the Church by the Bank of America).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to executive compensation, which we believe should be fairly aligned with corporate performance.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which urges Board to adopt a limit to the pay of its CEO to 100 times that of the company's non-managerial workers unless shareholders have approved a greater amount of CEO pay, for consideration at the 2006 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in Heinz stock for the past year, and will hold at $2,000 in shares through the 2006 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, the staff consultant to the Church's Social Responsibility in Investments Program, can be contacted with regard to this resolution at 4938 Kokopelli Drive NE, Rio Rancho, NM 87144 or 505.867.0641.

Very truly yours,

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

COMPETITIVE PAY

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and

- In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Supporting Statement:

Our resolution is based on these premises:

1. Unless internally anchored, market-based compensation methods tend to produce excessive CEO compensation;

2. Very high CEO pay should require shareholder approval since it tends to produce sub-par share performance long-term; and

3. Very highly paid CEOs should realize that they might share some pain when choosing job reductions as a means to achieve corporate goals.

Our resolution would introduce an internal foundation for CEO compensation—the company's CEO/average-worker pay ratio. Commentators note that on the average for U.S. companies this ratio has gone from about 42 in 1980 to several hundred today and that it tends to be much lower in foreign companies that compete successfully with U.S. companies. Consistent with these facts, the Blue Ribbon Commission of the National Association of Corporate Directors has urged compensation committees to use such a ratio as a factor in setting CEO compensation. Our resolution follows this advice.

Our resolution would not arbitrarily limit CEO compensation. Rather, it would offer the board the opportunity to persuade the shareholders that very high CEO compensation would make the company more competitive and would be in their interest. Given recent concerns about HJ Heinz' financial performance, we believe that adoption of this proposal would do much to assure shareholders that the company is committed to fair and competitive pay, while both aligning HJ Heinz' performance with CEO compensation better and signaling to HJ Heinz employees that the company is committed to true equity at all levels. We therefore urge shareholders in vote in favor of this proposal.



WORLD HEADQUARTERS
600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

Rene D. Biedzinski
Corporate Secretary

March 15, 2006

VIA UPS OVERNIGHT
Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Dear Ms. Crosnier de Bellaistre:

Re: Shareholder Proposal dated March 2, 2006

I am writing to notify you of deficiencies with respect to the above referenced shareholder proposal. I note that the Episcopal Church (the "Proponent") does not appear on the stock records of H. J. Heinz Company (the "Company") as an owner of record of Company common stock. Furthermore, the Company does not have the necessary proof of the Proponent's beneficial ownership of the Company's securities as required by Rule 14a-8 of the Securities Exchange Act of 1934. Specifically, Rule 14a-8(b), the text of which is attached hereto as Annex A, provides that a shareholder proponent must prove its eligibility by submitting either:

- A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Rule 14a-8(f) allows a company to exclude a proposal if a proponent fails to comply with the procedural or eligibility requirements of Rule 14a-8(b). In order to remedy the deficiencies noted above, the Proponent must provide the Company with proof of beneficial ownership required by Rule 14a-8(b) within 14 calendar days of

30364-1
SEC-00034
03/15/2006

receipt of this notice. Failure to do so will permit the Company to exclude the Proponents' proposal from the Company's proxy materials.

Very truly yours,



Rene D. Biedzinski
Corporate Secretary

/rc

Enclosure

bcc: T. N. Bobby
J. L. Kraus
P. J. Guinee

30364-1
SEC-00034
03/15/2006

Rule 14a-8. Shareholder Proposals.

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.





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TRACKING NUMBER 1Z A23 R78 22 1014 756 1

1 SHIPMENT FROM

SHIPPER'S UPS ACCOUNT NO. — UPS ACCOUNT No. A23 R 78

REFERENCE NUMBER: 1020-1769-70207-81340

NAME: Rene D. Biedzinski TELEPHONE: 412-456-5771

COMPANY: H. J. Heinz Company

STREET ADDRESS: 600 Grant Street, 60th Floor

CITY AND STATE: Pittsburgh, PA ZIP CODE: 15219



2 EXTREMELY URGENT DELIVERY TO

NAME: Ms. Margareth Crosnier de Bellaistre TELEPHONE:

COMPANY: The Episcopal Church

STREET ADDRESS: 815 Second Avenue DEPT./FLR. Residential ☐

CITY AND STATE (INCLUDE COUNTRY IF INTERNATIONAL): New York, NY ZIP CODE: 10017-4503

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H. J. Heinz Company
Incoming letter dated April 5, 2006

The proposal relates to compensation.

There appears to be some basis for your view that H. J. Heinz may exclude the proposal under rule 14a-8(f). We note the proponent appears not to have responded to H. J. Heinz's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if H. J. Heinz omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel